Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

May 11, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracey McKoy
Ms. Kate Tillan
Mr. Tim Buchmiller
Ms. Celeste Murphy

Re:	Repare Therapeutics Inc.
Draft Registration Statement on Form S-1
Submitted April 6, 2020
CIK No. 0001808158

Ladies and Gentlemen:

On behalf of our client, Repare Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 1, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Draft Registration Statement”) with this response letter. We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted April 6, 2020

Prospectus Summary, page 1

1.

Based on your disclosure under “Intellectual Property” on page 124, it does not appear that you currently have patent protection for your leading product candidate or for any aspect of your SNIPRx platform. Please include a brief disclosure regarding the current status of your intellectual property rights in your prospectus summary and enhance the risk factor disclosure in the last bullet point on page 8 to more prominently disclose the risks to your business if you are not able to obtain such rights.

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Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 51 of the Amended Draft Registration Statement.

Our Clinical Program, RP-3500, page 5

2.

Please revise your statements in your prospectus that RP-3500 has the potential to be a “best-in-class” inhibitor. These statements could be interpreted as implying an expectation of regulatory approval and, if approved, favorable comparability to competitive products in terms of safety and efficacy, which would appear to be premature given the length of time and uncertainty with respect to securing marketing approval.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 109 of the Amended Draft Registration Statement.

Risks Associated with Our Business, page 7

3.

If you believe that you will be classified as a passive foreign investment company, or PFIC, for the taxable year ending December 31, 2020, please revise the summary to briefly indicate your anticipated PFIC status and the risks to U.S. investors, including the adverse U.S. federal income tax consequences disclosed on page 70 such as ineligibility for any preferential tax rates for individuals on capital gains.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 198 of the Amended Draft Registration Statement to reflect the Company’s analysis regarding its anticipated PFIC status, including that the Company does not currently expect to be classified as a PFIC for the taxable year ending December 31, 2020.

Use of Proceeds, page 79

4.

Please expand your disclosure regarding the proceeds to be used for your leading product candidate to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.

Response to Comment 4:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure in a future amendment to the Draft Registration Statement.

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Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 99

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Our Corporate History and Team, page 106

6.	Please clarify, here or in the appropriate section of your filing, how members of the scientific advisory board are compensated.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 109 of the Amended Draft Registration Statement. The Company supplementally informs the Staff that members of its scientific advisory board receive nominal cash payments for their services.

Mechanism of Action, page 113

7.

Given your disclosure that “[w]hen ATR is inhibited, cells with DNA damage or incomplete DNA replication can undergo cell division,” please expand your disclosure to clarify how ATR inhibition leads to cell death as shown in your illustration on page 114.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Draft Registration Statement to eliminate the noted language. The Company respectfully submits that it believes the illustration on page 117 of the Amended Draft Registration Statement, coupled with the prior narrative description of the illustration as amended, provides an investor with a reasonable understanding of the mechanism of action.

Preclinical Data: Monotherapy, page 117

8.	We note your disclosure that you observed RP-3500 to have a favorable safety profile in your preclinical studies. Since this disclosure may imply that your product candidate is

May 11, 2020

safe, and safety determinations are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies, please revise your disclosure to remove this implication.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Amended Draft Registration Statement.

Proposed Design of Phase 1/2 Clinical Trial of RP-3500, page 121

9.	Please define the term ORR which is indicated as one of your key endpoints for your Phase 1/2 clinical trials.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Amended Draft Registration Statement to define the term “Overall Response Rate”, or ORR.

Intellectual Property, page 124

10.

Please briefly explain the process for a PCT application and how that application can mature into a patent application in the United States. Additionally, please discuss the potential consequences for you if you are unable to obtain patent protection for RP-3500, your lead product candidate.

Response to Comment 10:

The Company respectfully advises the Staff that the Patent Cooperation Treaty of 1970, or the PCT, is an international patent law treaty that provides a unified procedure for filing patent applications to protect inventions in each of its contracting states. Thus, a single PCT application can be converted into a patent application in any of the PCT-contracting states, and is considered a simple, cost-effective means for seeking patent protection in numerous regions or countries. This nationalization (converting into an application in any of the contracting states) typically occurs 18 months after the PCT application filing date. An applicant must undertake prosecution within the allotted time in each of the contracting states or on a regional basis if it determines to undertake patent issuance in protection in such country or territory. Pursuant to its PCT application, the Company expects to pursue patent protection in the United States. In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Draft Registration Statement.

The Company respectfully advises the Staff that it believes the Amended Draft Registration Statement contains sufficient discussion of the potential consequences to the Company if it is unable to obtain patent protection for

May 11, 2020

RP-3500. See “Risk Factors—Risks Related to Our Intellectual Property—Our success depends in part on our ability to obtain intellectual property rights for our proprietary technologies and product candidates, as well as our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.” on page 51 of the Amended Draft Registration Statement.

Intellectual Property, page 124

11.

Please clarify if any of the new SL pairs that you identify would be protectable through intellectual property rights or otherwise. If competitors could develop inhibitors based on the SL pairs that you identify that would not be protected by any intellectual property rights that you obtain, please include appropriate risk factor disclosure.

Response to Comment 11:

The Company respectfully advises the Staff that the SL pairs themselves are not patent-eligible. Instead, the Company identifies compounds that mimic the loss of function of one of the two genes in a given SL pair, and the Company expects that the identified compounds and their methods of use will be protectable through intellectual property rights. Competitors could develop inhibitors based on the SL pairs that the Company identifies that might not be protected by any intellectual property rights obtained by the Company. The Company respectfully advises the Staff that the Amended Draft Registration Statement contains risk factor disclosure regarding the possibility that competitors may develop compounds or cells similar to the composition of the Company’s product candidates but which are not covered by the Company’s intellectual property rights. See “Risk Factors—Risks Related to Our Intellectual Property—Our success depends in part on our ability to obtain intellectual property rights for our proprietary technologies and product candidates, as well as our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.” and “Intellectual property rights do not necessarily address all potential threats to our business.” on pages 51 and 55, respectively, of the Amended Draft Registration Statement.

Research Services, License and Collaboration Agreement with Ono Pharmaceutical Co., page 125

12.	We note your reference in the third paragraph to “low double-digit” percentages. Please revise your disclosure to narrow the royalty range to no more than a ten percentage point range.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Amended Draft Registration Statement.

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License Agreement with New York University, page 126

13.

We note your disclosure in the fifth paragraph that you will be required to pay New York University a “specified percentage” of any future milestone payments received under the Ono Agreement from Ono for pre-IND development milestones, and a “specified percentage” of any future milestone payments received from Ono for post-IND development, regulatory and commercial milestones. Please revise your disclosure to narrow the specified percentages to no more than a ten percentage point range.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amended Draft Registration Statement.

Potential Payments and Benefits upon Termination or Change in Control, page 154

14.	Please file the change in control and severance agreements described in this section as exhibits.

Response to Comment 14:

The Company acknowledges the Staff’s comment and confirms that it will file the change in control and severance agreements in connection with a future amendment to the Draft Registration Statement.

Principal Shareholders, page 168

15.	Please ensure that you have identified the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 172–175 of the Amended Draft Registration Statement.

Description of Share Capital, page 170

16.

We note your disclosure that you have an unlimited number of common shares and an unlimited number of preferred shares. Please include risk factor disclosure addressing the risks associated with your authorized capital or tell us why such disclosure would not be appropriate.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Draft Registration Statement.

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Lock-Up Agreements, page 175

17.

Given your disclosure on page 165 that the second amended and restated unanimous shareholders’ agreement will terminate upon the completion of your offering, please clarify how the market-standoff provisions described in the second paragraph of this section will apply for a period of 180 days following the date of your prospectus.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Amended Draft Registration Statement.

General

18.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 18:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

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May 11, 2020

Please direct any questions or further comments concerning the Amended Draft Registration Statement or this response letter to either the undersigned at +1 212 479 6474 or Courtney Thorne of Cooley LLP at +1 617 937 2318.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Lloyd M. Segal, Repare Therapeutics Inc.
Steve Forte, Repare Therapeutics Inc.
Marc A. Recht, Cooley LLP
Ryan S. Sansom, Cooley LLP
Courtney T. Thorne, Cooley LLP
Mitchell S. Bloom, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP